EXHIBIT 11.1

[Translation]

Regulations on Ethical Business Management

Enacted on March 26, 2003

(Code No. 26)

Article 1. (Purpose)

The Regulations on Ethical Business Management (the “Regulations”) purports to prescribe necessary matters to enable the officers and employees of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) and its subsidiaries and grandson companies (together, the “Group of Companies”) to establish ethical corporate climate and realize the transparency and accountability in their business management in compliance with the applicable laws and regulations on the ground of ethics.

Article 2. (Principle)

All of the officers and employees of the Group of Companies shall comply with the laws and regulations and have a sense of morality at all times in conducting their respective duties.

Article 3. (Scope of Application)

(1)	The officers and employees of the Group of Companies shall strictly comply with the matters prescribed in the Regulations.

(2)	The Group of Companies shall set up and operate the organization and system necessary for the ethical business management in accordance with the Regulations, and further, establish and enforce other regulations related thereto.

Article 4. (Code of Ethics, etc.)

(1)	The code of ethics of the Group of Companies shall be set forth in (Appendix).

(2)	The Group of Companies shall prescribe the standards for conduct for the purpose of realizing the code of ethics (including guidelines and procedures to follow in the event a conflict of interest arises), and may separately prescribe any detailed guidelines on conducts in connection therewith.

Article 5. (Organization, etc.)

(1)	The Group of Companies shall establish the ethical business management committee (the “Committee”). Any and all matters related to the operation thereof shall be separately determined.

(2)	The Committee shall consider and resolve the following matters:

1.	Decision of policy for ethical business management;

2.	Establishment, amendment and abolishment of the standards for conducts, etc. pursuant to the code of ethics;

3.	Establishment, amendment and abolishment of the detailed enforcement rules under the regulations related to the ethical business management;

4.	Matters regarding evaluation of the actual status of implementation of the ethical business management; and

5.	Other matters which the board of directors or the Committee deems necessary.

(3)	For the purpose of dealing with the affairs of the Committee, Woori Finance Holdings shall have an inspection office, and the subsidiaries, etc. shall, in principle, have the compliance department, as their respective auxiliary organization.

(4)	The inspection office of Woori Finance Holdings shall perform each of the following businesses:

1.	To establish and enforce a plan for implementation of ethical business management;

2.	To conduct education on ethical business management for the officers and employees of the Group of Companies;

3.	To give guidance to and supervise the Group of Companies in respect of the ethical business management;

4.	To operate center(s) to which proposals and reports related to the ethical business management may be submitted;

5.	To examine and evaluate the actual status of implementation of the ethical business management with respect to Woori Finance Holdings and its subsidiaries, etc.; and

6.	Other matters necessary for the performance of the activities related to the ethical business management.

(5)	The Group of Companies may retain a person in charge of ethical business management who are responsible for promotion of activities conducted by the departments relating to the ethical business management.

Article 6. (Education and Training)

(1)	The Group of Companies shall give education for its officers and employees to understand the contents of ethical business management and acknowledge major laws and regulations and obligations related to their respective duties.

(2)	Woori Finance Holdings may conduct education on ethical business management for the officers and employees of its subsidiaries, etc.

Article 7. (Internal Controls and Disclosure Procedures)

The Group of Companies shall cause its officers and employees to comply with the regulations related to ethical business management, and operate internal control systems in order to prevent or detect any violation at its early stage.

The Group of Companies is owned by the public. As a result, the Group of Companies is obligated to make various disclosures to the public. The Group of Companies is committed to full compliance with all requirements applicable to its public disclosures. The Group of Companies has implemented disclosure controls and procedures to assure that its public disclosures are timely, compliant and otherwise full, fair, accurate and understandable.

Any employee, director or officer responsible for the preparation of public disclosures with respect to the Group of Companies, or who provides information as part of that process, has a responsibility to assure that such disclosures and information are complete, accurate and in compliance with the internal disclosure controls and procedures of the Group of Companies.

Article 8. (Report and Treatment of Violations, etc)

(1)	In the event that any officer or employee of the Group of Companies is aware of any violation of the ethical business management committed by other officers or employees (hereinafter, “Violations” as separately determined by the Committee), it shall immediately report the Violation to Woori Finance Holdings or the relevant company to which he/she belongs. If it is deemed that any of the officers and employees is likely to violate the ethical business management, the relevant details may be provided for information.

(2)	The person who intends to report the Violations shall present personal information of the reporter, together with the details on the person to be reported and Violations and the relevant evidences, etc.

(3)	The Group of Companies shall investigate and confirm the matters reported and take proper measures with respect thereto, including but not limited to punishment, improvement of system, etc.

(4)	The Group of Companies shall protect the reporter of the Violations so that he/she may not be subject to any disadvantages and may give him/her preferential treatment, including reward, etc, if necessary.

Article 9. (Inspection)

(1)	The Group of Companies shall inspect as to whether its officers and employees have committed the Violations of the ethical business management or have violated relevant regulations or not.

(2)	If the subsidiaries, etc. of the Group of Companies show the sign to commit the Violations of the ethical business management, Woori Finance Holdings may inspect such Violations, if necessary. The implementation of inspection and request for treatment shall be made in accordance with the “regulations on inspection to subsidiaries, etc.”

Article 10. (Evaluation)

(1)	The Committee of the Group of Companies shall evaluate the ethical business management system on the annual basis or more frequently.

(2)	The Committee of Woori Finance Holdings shall evaluate the actual status of implementation of the ethical business management of the subsidiaries and report the results thereof to the board of directors on the annual basis or more frequently.

(3)	Woori Finance Holdings may reflect the evaluation results specified in Paragraph (2) to the evaluation on the management results of its subsidiaries, etc.

Article 11. (Measures to Violator)

(1)	If any officer or employee of the Group of Companies commits the Violations of the ethical business management or violates the Regulations, etc, the Group of Companies shall take such disciplinary measures, etc. against him/her as prescribed in regulations on reward and punishment.

(2)	If any officer (including an executive officer) of a subsidiary, etc. becomes to fall under Paragraph (1) above, Woori Finance Holdings may take measures against such officer.

Article 12. (Cooperation of Subsidiaries, etc.)

(1)	If the subsidiaries, etc. establish or amend the regulations relating to the ethical business management or other related regulations, they shall notify it to the inspection office of Woori Finance Holdings.

(2)	The subsidiaries, etc shall submit the materials requested by Woori Finance Holdings, such as the plan for ethical business management and the results of inspection, etc.

Article 13. (Establishment of Detailed Rules, etc.)

Any details on enforcement of the Regulations may be separately determined by the Committee.

ADDENDUM

The Regulations shall be effective as of March 26, 2003.

[Translation]

Code of Ethics at Woori Financial Group

Woori Financial Group (“WFG”) is one of the leading financial groups in Korea and pursues integrated financial network, which renders the happiness of its clients, and shall, based on trusted ethical business management, contribute to the national economy and development of the society by wholly fulfilling our responsibility for all interested parties who serve as our basis for survival such as clients, shareholders, officers and employees, nation and society.

In order to do so, WFG has made this code ethics, which is the basic principle for proper decision and behavior that should be abided by all members of WFG, and thus by actively acting upon such code of ethics it renders basic foundation for leaping into supra-superior financial group at a worldwide level.

•	Pledge to Clients

WFG shall make it a priority to endow its clients with joy and happiness.

•	The clients are the foundation for sustenance and growth of WFG. Therefore, we should consider the clients’ trust as life, think and act from the client’s perspectives and make it a priority to place clients’ satisfaction and development as the most critical agenda. Furthermore, WFG shall maintain confidentiality and security with regard to all information related to the clients and shall not disclose information to outside sources or utilize the information for other purposes without prior approval from the clients and refrain from any unmoral and unethical act, which may be detrimental to the clients’ profits.

•	Pledge to Shareholders

WFG shall respect the rights and requests of the shareholders and make efforts to provide the best possible quality to the shareholders.

•	WFG shall establish responsibility management system through efficient and reasonable management and obtain trust from the shareholders by observing the procedural justice in the process of performing its duties. Furthermore, WFG shall maintain and increase the shareholder’s assets and realize sound profits and thus maximize the value of investment of the shareholders and respect reasonable requests and rights of the shareholders.

•	Pledge to Officers and Employees

WFG shall treat all officers and employees as the most precious assets of WFG and make efforts to be a proud workplace in which individual dreams and futures are guaranteed.

•	WFG shall make efforts to enhance individual value by equally granting self-development opportunities to every officer and employee and by evaluating and compensating them in fair and reasonable manner based on individual competence, talent and performance result. In addition, WFG shall provide its officers and employees with necessary resources and environment and respect and encourage them so that they may participate in the management of WFG according to given duties and responsibilities and utilize their experiences and creative ideas to the fullest.

•	Pledge to Nation and Society

WFG shall fulfill social responsibilities and contribute to national economy and development of society.

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The compliance of laws and regulations is the most essential prerequisite to business performance rather than complete fulfillment of ethical responsibility. Accordingly, WFG shall abide by all domestic and international laws and regulations and market systems, take the initiative in establishing a fair financial system and respect various social values and customs. In addition, as a part of the recognition for social responsibility, we shall refrain from all activities that cause harm to the national economy or are contrary to the national sentiment, reject any and all absurdities that impede sound industrial activities and fulfill corporate social duties and responsibilities through educational, cultural and social welfare businesses.

•	Pledge of WFG

WFG shall do its best to fulfill its duties and missions in a proper and reasonable method based on the ethical management philosophy.

•	WFG’s mission is to sympathize with and abide by the ethical business management philosophy of WFG. It should be noted that WFG’s ethical reputation is formed and its future is determined based on the decision-makings and behaviors that we perform on a daily basis. Accordingly, WFG should conduct sound judgments and righteous behaviors based on honesty, sincerity, fairness and transparency in performing its duties.